POTENTIAL MATERIAL LITIGATION
(As of June 30, 2013)

1. Tribune Company Bankruptcy Proceeding
(April 30, 2013 Email from Neal Troum: ntroum@stradley.com) -
No updates as of June 30, 2013

      In 2007, the Tribune Company ("Tribune") underwent a
leveraged buyout ("LBO"), in which Tribune purchased from its
shareholders all of its outstanding stock.   Following the LBO,
Tribune entered bankruptcy.  In connection with the bankruptcy,
Tribune's committee of unsecured creditors filed an adversary action relating to the LBO (the "Committee Action," sometimes referred to as FitzSimons, which is the first named defendant).
Among the claims asserted in the Committee Action are fraudulent conveyance claims against all of the former Tribune shareholders that received payment from Tribune in exchange for their Tribune stock in connection with the LBO.  There are many other claims in the Committee Action against a host of other defendants --
essentially everyone involved in the LBO -- and the fraudulent conveyance claims are merely one small part of this case.

      A second set of lawsuits were filed around the country in
connection with the LBO and the tender (the "Noteholder Actions,"
also called Deutsche, which is the first named plaintiff in all these suits).  These lawsuits are brought by holders of pre-LBO debt.  They too seek to disgorge all amounts received by former
Tribune shareholders in the LBO.  The claims brought are also fraudulent conveyance claims, but they allege constructive
(as opposed to intentional) fraudulent conveyance under state
(as opposed to federal) law.  These are the only claims brought in this suit.

      There are four Nationwide entities that are currently
defendants in these related lawsuits.  (A fifth, NFA, was also a defendant but has since been dismissed.)  They are (1)
Nationwide S&P 500 Index Fund (which is a defendant in both
the Committee Action and one of the Noteholder Actions), (2)
NVIT S&P 500 Index Fund (same), (3) Nationwide Funds (same), and (4) Nationwide Mutual Funds (which is a defendant only
in the Committee Action).

      The Committee Action and all of the Noteholder Actions
have been transferred to the United States District Court for the Southern District of New York for all pre-trial purposes by means of a procedural mechanism called multi-district
litigation ("MDL").

In all, there are thousands if not tens of thousands of defendants.

      The MDL has thus far moved very slowly.  The MDL judge has issued a few orders that have created an organizational structure, with certain defendants (and the law firms representing them)
appointed to executive committees, which act as liaisons to the many parties involved in these cases.

      The only substantive event to take place has been briefing on a motion to dismiss the Noteholder Actions.  This so-called
"Phase I" briefing asserts arguments on behalf of all defendants in these cases that, if successful, would result in the dismissal of the Noteholder Actions in their entirety.  (The arguments are specific to the constructive fraudulent conveyance state law claims so resolution of these arguments will have no effect on the Committee
Action.)  This briefing is complete, and oral argument is set for
May 24, 2013, in New York.  A ruling is expected some time
thereafter, likely during the summer.  The gist of the argument is that the Noteholder plaintiffs lack standing, as only a
bankruptcy unsecured creditors committee or trustee can bring such claims; and, similarly, that these state law claims are preempted by federal law.  This latter argument stems in part from the fact that the federal fraudulent conveyance claims at issue in the Committee Action have a safe harbor that might protect the former-shareholder defendants from disgorgement of the amounts received in the LBO; the analogous state law has no such safe harbor.
 (There are other differences as well between these two types of claims.)

      In the event this Phase I motion is not granted, the court has indicated there will be Phase II dismissal briefing in connection with
Noteholder Actions.  Phase II will allow arguments that are specific to different types of defendants (as opposed to the Phase I arguments, which seek to dismiss all defendants).  It is anticipated that we will at that time seek dismissal of Nationwide Funds and Nationwide Mutual
Funds as defendants.  As to the former, plaintiffs have refused to identify what "Funds" they are referring to, and it is not believed that any funds other than the two identified above participated in the tender; as to the latter, this is not an entity that participated in the tender or received payments in connection therewith.

      The Committee Action, meanwhile, remains stayed in its entirety.
There has been no indication from the court as to what will take place other than the Phase I and Phase II dismissal briefing in the Noteholder
Actions.  Thus, whatever the outcome of this Phase I briefing, this matter is not likely to be resolved in its entirety in the near future.

      A few other comments.  First, a settlement offer was made by the combined plaintiffs in all the MDL cases.  It is believed that not many accepted this offer, and none of the Nationwide defendants did either.
Second, Tribune has emerged from bankruptcy following the bankruptcy judge's confirmation of the plan of reorganization.  As a result, there is no longer a committee of unsecured creditors, and the Committee Action is now brought by a litigation trustee.  This changes the caption but nothing else.

2. Lehman Brothers Insolvency Proceeding (As of December 18, 2012 --
Information Provided By BlackRock, which has confirmed this summary) -
No updates as of June 30, 2013

      The Nationwide Bond Index Fund ("NBIF"), a series of Nationwide
Mutual Funds, has received a demand from the trustee in the Lehman Brothers insolvency proceeding (the "LBI Trustee") to return $272,279.48 (which is
76% of the full amount that NBIF received).  We understand that, as part of the Lehman bankruptcy proceedings, BlackRock Financial Management ("BlackRock")
on behalf of BlackRock's managed funds, including NBIF, entered into an agreement with Lehman Brothers, Inc. ("LBI").  The agreement with LBI provided that
BlackRock would net all of the positions that BlackRock's managed funds held with LBI and then either pay over the balance still due to LBI or, if payment was due to BlackRock, BlackRock would file a claim on behalf of BlackRock's managed funds.  NBIF was entitled to a payment from LBI (NBIF was in a net positive position).  BlackRock paid NBIF using a portion of the funds that
BlackRock collected from BlackRock's managed funds that owed LBI money (funds that were net negative with LBI).  The LBI Trustee now is seeking to have NBIF return the funds that NBIF received because the LBI Trustee believes that this payment was an improper setoff.  BlackRock is representing NBIF in the negotiations with the LBI Trustee.  As of December 8, 2011, the LBI Trustee's
demand was 76% of the amount received ($272,279.48).

      BlackRock subsequently executed a settlement agreement with the LBI
Trustee on May 29, 2012.  The material terms of the settlement agreement provided that participating clients of BlackRock, including NBIF, would return to the Trustee approximately 76% of the monies that these BlackRock clients received under the netting and/or assignment agreements (the "Agreements").
In return, these participating clients would receive a release from LBI from any liability associated with the Agreements and an unsecured claim against LBI in the amount that would be returned to the Trustee.

      NBIF participated in the LBI-BlackRock settlement, and, on July 6, 2012, wired BlackRock payment in the amount of $272,512.61 (the "Required Amount")
from NBIF's portfolio to an escrow account that has been established by BlackRock
(the "Escrow Account").  The settlement was approved by the United States
Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court")
on September 15, 2012.  Thus, NBIF has an unsecured claim against LBI as a result of the settlement in the amount of $272,512.61 and a release from liability in connection with the TBA transactions that were resolved pursuant to the settlement agreement.

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